

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 14, 2014

<u>Via E-mail</u>
Mr. Andrew Michael Beaden
Group Finance Director
Luxfer Holdings, PLC

Anchorage Gateway, 5 Anchorage Quay

Salford, England M50 3XE

     RE: **Luxfer Holdings, PLC**
              Form 20-F for the Year Ended December 31, 2013
              Filed March 31, 2014
              File No. 1-35370

Dear Mr. Beaden:

We have reviewed your filings and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Exhibits</u>

1.   We note your disclosure on page 9 that in 2013 you obtained 57% of your aluminum from Rio Tinto Alcan and that you purchase most of your carbon fiber from Toray and Garfil. We also note that you have entered into a five-year magnesium supply contract for a portion of your magnesium requirements with U.S. Magnesium. Please tell us what consideration you have given to filing these and other material contracts as exhibits. Please see Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Asia Timmons-Pierce, Staff Attorney at (202) 551-3754 or Craig Slivka, Special Counsel at (202) 551-3729, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or Kevin Stertzel, Staff Accountant at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief